Form 10-K, Exhibit 13
period 1996-12-31
DYNAMIC HEALTHCARE TECHNOLOGIES INC
filed 1997-03-27
CIK 720481

FORM 10-K
                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                                   EXHIBIT 13



                          ANNUAL REPORT TO SHAREHOLDERS

                    OF DYNAMIC HEALTHCARE TECHNOLOGIES, INC.

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                               OUTSIDE FRONT COVER














                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.

                               1996 ANNUAL REPORT

                               INSIDE FRONT COVER


Dynamic Healthcare Technologies, Inc. develops, markets, installs and supports clinical information systems, document image solutions and DYNAMICVISION(/trademark/), an enterprise-wide, multi-media software and services solution that integrates health-related data from many sources into a comprehensive electronic health record.




                                    CONTENTS



Selected Financial Data ................................................

To Our Shareholders ....................................................

Dynamics of the Healthcare Industry ....................................

Management's Discussion and Analysis ...................................

Financial Statements and Notes .........................................

Independent Auditors' Report ...........................................

Board of Directors and Officers ........................................

Shareholders Information ...............................................

                             SELECTED FINANCIAL DATA
                       FIVE YEARS ENDED DECEMBER 31, 1996

             (IN THOUSANDS EXCEPT PER SHARE DATA AND CURRENT RATIO)

The following selected financial data for the five years ended December 31, 1996, were derived from the financial statements of Dynamic Healthcare Technologies, Inc. And subsidiary. These data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements, related notes and other financial information included herein.

                                            1992     1993    1994 (1)  1995 (1)   1996 (1)(2)
                                            ----     ----    --------  --------   -----------
Operating Revenues                       $ 8,411   $9,688     $ 6,987   $ 8,886     $16,570

Loss from Discontinuance of
      Product Line                         2,000      -           -         -           -

Restructuring Charge                         -        -           686       -           -

Net Earnings (Loss) from                  (2,118)     246      (4,308)     (513)    (15,151)
      Continuing Operations

Net Earnings (Loss) Per Common Share       (0.40)    0.05       (0.78)    (0.08)      (1.72)

Working Capital                            1,215      918     (2,871)     2,776       9,684

Current Ratio                               1.45     1.27         .50      1.98        1.94

Total Assets                               5,940    6,803       7,000     9,659      30,007

Long-Term Liabilities                        -        -           723     2,770         223

Shareholders' Equity                       3,210    3,462         502     4,064      19,486

--------------------------
The Company has declared no cash dividends on common stock since its inception.

(1) Includes the operating results and related financial information since the acquisition of Dynamic Technical Resources, Inc., accounted for as a purchase business combination, which occurred on August 23, 1994.

(2) Includes the operating results and related financial information since the acquisitions of Dimensional Medicine, Inc. ("DMI"), on May 1, 1996 and Collaborative Medical Systems, Inc. ("CMSI"), on December 17, 1996, including the non-recurring write off of in-process research and development of $15,057,569 in connection with the CMSI acquisition. Both of these acquisitions were accounted for as purchase business combinations.

ITEM 7.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


The Company's electronic health record product, DYNAMICVISION, provides connectivity and enabling technologies that integrate clinical and imaging information systems to create an open architecture, multi-media clinical workstation. In February 1996, the Company demonstrated DYNAMICVISION at a major industry trade show. As a direct result of that demonstration, the Company signed a beta-site agreement with an existing customer. The beta-site installation commenced in July 1996.

In May 1996, the Company completed the acquisition of Dimensional Medicine, Inc. ("DMI") in order to strategically expand its customer base as well as the Company's clinical information systems product offerings. The DMI office in Minnetonka, Minnesota was subsequently converted into the Company's radiology technology center.

On June 10, 1996, the Company announced the appointment of Nikhil A. Bhatt as Senior Vice President and Chief Technical Officer. In addition, David M. Pomerance was named Chairman of the Board and Mitchel J. Laskey was named Chief Executive Officer in addition to retaining his position as President and Treasurer.

During the third quarter 1996, the Company's attention was centered on completing the DMI transition and the combining of the businesses' research and development, operations, sales, marketing and administrative functions. The Company also continued the activity begun in the first quarter of 1996 of significantly intensifying development and the strategic expansion of the sales and marketing expenses required to launch the new DYNAMICVISION and PACsPlus+ product lines. In July 1996, the Company began beta site installation of DYNAMICVISION and PACsPlus+ product lines. The Company was pleased to also announce during the third quarter of 1996 the first enterprise-wide DYNAMICVISION system sale in the amount of $1,700,000.

On September 27, 1996 the Company's registration of a common stock offering, and concurrent registration of common stock underlying conversion of the Series A and Series B preferred stock, were declared effective. On October 2, 1996 the Company received proceeds of $20,942,000 from the issuance of 3,892,500 shares of common stock, and exercised the mandatory conversion privilege available to the Company converting all of the previously outstanding preferred stock to common stock.

In addition, on October 30, 1996 the underwriters exercised their options to cover over-allotments made in connection with the common stock offering. Upon exercise, the Company received additional proceeds of $2,377,960 from the issuance of 442,000 shares of common stock.

On December 17, 1996 the Company issued 1,000,000 common shares and 6,000 Series CM Preferred shares to acquire Collaborative Medical Systems, Inc. ("CMSI"). This acquisition provides the Company with the ability to expand its clinical information systems product offerings, including the CoPath Pathology Information Systems. In connection with the CMSI acquisition, the Company took a non-recurring charge of $15,058,000 for in-process research and development. This acquisition increases the Company's customer base to over 550 customers and increases annualized recurring support revenues to in excess of $11 million.

OVERVIEW

The Company's revenues are derived from (i) computer equipment sales and support, (ii) application software licenses, (iii) software support and (iv) services and other revenues. The Company generally recognizes revenues from computer equipment sales at the time the products are shipped. Computer system equipment sales and support revenues include hardware support contracts for a specific period from which revenue is recognized ratably over the corresponding contract period. Application software license revenues are recognized when application software is delivered to the customer. Installation and training service revenues, included with application software licenses, are recognized as the services are performed. Software support revenues principally include contracts for remote dial-up problem diagnosis and maintenance and corrective support services, each of which covers a specified period for which revenue is recognized ratably over the corresponding contract period. Services and other revenues include project management, training, consulting, custom programming services, post-contract support obligations and others services, which are provided under separate contract and are recognized as services are performed. Revenue from professional services and maintenance and support services typically increase as the number of installed systems increases.

Cost of products sold includes the cost of hardware sold, costs of third party software licenses and hardware support subcontracts. Client service expense includes the direct and indirect costs associated with implementation and support personnel. Software development costs include the direct and indirect salaries and wages of software research and development personnel, direct research and development expenses, and software amortization expense, reduced by capitalized software development costs. Software development costs are expensed until such time as technological feasibility is established and then are capitalized in compliance with Statement of Financial Accounting Standards No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Sales and marketing costs include direct and indirect salaries, commissions, joint marketing costs, advertising, trade show costs, user group cost and travel and entertainment expenses related to the sale and marketing of the Company's products and services. General and administrative expenses include salaries and expenses for corporate administration, financial, legal and human resources.

The sales cycle for the Company's systems is typically six to eighteen months from initial contact to contract signing. The product delivery cycle is variable. Based on the customer's implementation plan, product delivery may take two or more years, particularly with enterprise-wide electronic healthcare record solutions involving significant and continuing customer service requirements. Accordingly, the product delivery cycle depends upon the combination of products purchased and the implementation plan defined by the customer in the master sales agreement. Each customer contract is separately negotiated. The installation schedule for clinical information systems, or departmental electronic healthcare record implementations, typically require six to twelve months. Under its standard master sales agreement, the Company generally receives a partial payment upon execution of the agreement, a hardware installment payment upon delivery of hardware, installation progress payments upon the completion of defined milestones and final payment, which may vary with each contract.

RESULTS OF OPERATIONS

The following table sets forth, for each of the periods indicated, certain selected statement of operations data expressed as a percentage of revenue:

                                                      1994           1995          1996
                                                      -----          -----         -----
Operating revenues:

  Computer system equipment sales and support.....     26.8%          12.4%         21.9%

  Application software licenses...................     26.5           27.3          30.8

  Software support................................     36.5           42.0          31.4

  Service and other...............................     10.2           18.3          15.9
                                                      -----          -----         -----

           Total operating revenues...............    100.0          100.0         100.0
                                                      -----          -----         -----
Costs and expenses:

  Cost of products sold...........................     22.1            9.9          19.8

  Client services expenses........................     37.2           31.8          31.1

  Software development costs......................     25.4           18.5          14.2

  Sales and marketing.............................     24.6           21.7          22.3

  General and administrative......................     31.8           19.9          13.4

  In-process research and development.............      --             --           90.9

  Restructuring costs.............................      9.8            --            --
                                                      -----          -----         -----

          Total costs and expenses................    150.9          101.8         191.7
                                                      -----          -----         -----

Operating income (loss)...........................    (50.9)          (1.8)        (91.7)

Other income (expense)............................    (10.7)           4.0)           .3
                                                      ------         -----         -----

Net earnings (loss)...............................    (61.6)%         (5.8)%       (91.4)%
                                                      ======         =====         =====

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

   OPERATING REVENUES. The Company's total consolidated operating revenues were $16,570,000 for the year ended December 31, 1996, as compared to $8,886,000 for the corresponding period in 1995, representing an increase of $7,684,000 or 86.5%. This revenue increase was attributable to the inclusion of $5,182,000 in revenues from radiology systems sales resulting from the May 1996 acquisition of Dimensional Medicine, Inc. ("DMI"), and $871,000 in revenues from anatomic pathology system sales resulting from the December 1996 acquisition of Collaborative Medical Systems, Inc. The balance of this increase was principally attributable to $3,645,000 in revenues from imaging system sales resulting from the introduction in 1996 of the Company's new DYNAMICVISION product line, which more than offset the $2,414,000 decline in revenues from laboratory information system ("LIS") sales.

   Computer system equipment sales and support revenues were $3,629,000 during the year ended December 31, 1996 as compared to $1,101,000 for the same period in 1995, representing an increase of $2,528,000 or 230%. This increase was primarily attributed to growth from imaging, radiology and pathology system sales. The Company anticipates a continued higher involvement in the delivery of computer hardware to customers in connection with the DYNAMICVISION, pathology, and radiology product lines due to the relative complexities associated with the installation process as well as the Company's strategy of offering a sole source solution to its customers.

   Application software license revenues were $5,099,000 for 1996, as compared to $2,429,000 for 1995, representing an increase of $2,670,000 or 110%. The Company had no new LabPro 2000 systems sales during 1996. LabPro 2000 installations during 1996 consisted solely of migrations converting from the prime computer platform to the IBM AS/400 platform, for which the Company did not charge any application license fees. As a result, LIS application software license revenues declined by approximately $1,591,000. However, during 1996, $2,360,000 of radiology system application license revenues were recognized, $1,361,000 of imaging software revenues were recognized, and $597,000 of pathology software revenues were recognized, with no such corresponding revenues recognized in 1995.

   Software support revenues were $5,205,000 for 1996, as compared to $3,731,000 for 1995, representing an increase of $1,474,000 or 39.5%. This increase was primarily due to radiology systems support revenues of $992,000 resulting from the acquisition of DMI. Continued successful clinical system installations also increased software support revenues.

   Services and other revenues for 1996 were $2,637,000, as compared to $1,625,000 for 1995, representing an increase of $1,012,000 or 62.3%. This increase was primarily attributable to a shift of resources to billable professional services from non-billable customer support stabilization undertaken as part of the Restructuring Plan in 1995, as well as additional revenues from professional services efforts related to complex systems integrations and implementations.

   COST OF PRODUCTS SOLD. The cost of products sold was $3,281,000 for 1996, as compared to $881,000 for 1995, representing an increase of $2,400,000 or 272.4%. This increase was primarily attributable to a higher percentage of hardware revenues in 1996, the payment of approximately $381,000 of licensing fees to IBM in connection with imaging software application revenues and the inclusion of third party software products in radiology and pathology system sales.

   CLIENT SERVICES EXPENSES. Client services expenses were $5,154,000 in 1996 as compared to $2,825,000 in 1995, an increase of $2,329,000 or 82.4%. This increase was primarily the result of client services expenses attributable to the radiology product line acquired in 1996, and increased professional staffing in anticipation of professional services requirements associated with the related consolidation of DMI and Collaborative Medical Systems Corp. ("CoMed"), and the general availability of DYNAMICVISION and PACsPlus+.

   SOFTWARE DEVELOPMENT. Software development costs were $2,355,000 for 1996, as compared to $1,643,000 for 1995, representing an increase of $712,000 or 43.3%. During 1996 $1,389,000 of software development costs were capitalized, as compared to $796,000 in 1995, representing an increase of $593,000 principally due to intensified activity on DYNAMICVISION and PACsPlus+. However, the consolidation of the DMI development personnel and amortization of $229,000 in 1996 attributable to the acquisition of the radiology product line resulted in the increased software development costs.

   SALES AND MARKETING EXPENSES. The Company's sales and marketing expenses were $3,706,000 for 1996, as compared to $1,931,000 for 1995, representing an increase of $1,775,000 or 91.9%. This increase was primarily attributable to additional sales and marketing personnel hired or employed in anticipation of the general availability of DYNAMICVISION, PACsPlus+, and inclusion of similar costs acquired with DMI.

   GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $2,218,000 for 1996, as compared to $1,768,000 for 1995, representing an increase of $450,000 or 25.5%. Goodwill resulting from the CMSI acquisition increased amortization by $40,000. The remaining $410,000 increase was incurred to support the Company's growth including the consolidation of DMI and CoMed.

   IN-PROCESS RESEARCH AND DEVELOPMENT. During 1996 a non-recurring charge of $15,058,000 was taken in connection with the acquisition of CMSI.

   OTHER INCOME (EXPENSE). Net other income for 1996 was $50,000, as compared to a net other expense of ($351,000) for 1995, an improvement of $401,000. Interest expense and financing costs decreased by $86,000 and interest income increased by $325,000 primarily as a result of $22,605,000 of net proceeds from a secondary offering of 4,334,500 shares of common stock received during October 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

   OPERATING REVENUES. The Company's total operating revenues for 1995 were $8,886,000, as compared to $6,987,000 for 1994, representing an increase of $1,899,000 or 27.2%. Computer system equipment sales and support revenues for 1995 were $1,101,000, as compared to $1,873,000 for 1994, representing a decrease of $772,00 or 41.2%. Application software licenses revenues for 1995 were $2,429,000, as compared to $1,849,000 for 1994, representing an increase of $580,000 or 31.4%. Although the Company had fewer system placements of its laboratory product line during 1995, these variances were primarily the result of an increased focus on installing software sales contracted for in 1994 which were completed during 1995. Software support revenues for 1995 were $3,731,000, as compared to $2,550,000 for 1994, representing an increase of $1,180,000 or 46.3%. The increase was principally attributed to increased laboratory system installations, the acquisition in August 1994 of Dynamic Technical Resources, Inc. ("DTR") and revenues associated with a contract with IBM for support of MEDICAL RECORDSPLUS software installations. Services and other revenues for 1995 were $1,625,000, as compared to $715,000 for 1994, representing an increase of $910,000 or 127.3%. This increase was primarily attributable to the acquisition of DTR, which expanded the Company's custom programming, technical consulting and other professional services revenues.

   COST OF PRODUCTS SOLD. The cost of product sold during 1995 was $881,000, as compared to $1,547,000 during 1994, representing a decrease of $666,000 or 43.1%. This decrease was primarily attributable to a decrease in hardware sales.

   CLIENT SERVICES EXPENSES. Client services expenses for 1995 were $2,825,000, as compared to $2,601,000 for 1994, representing an increase of $224,000 or 8.6%. This increase was primarily attributable to the inclusion of a full year of related client services expenses for 1995 following the acquisition of DTR in August 1994.

   SOFTWARE DEVELOPMENT COSTS. Software Development costs for 1995 were $1,643,000, as compared to $1,775,000 for 1994, representing an decrease of $132,000 or 7.4%. This decrease was principally attributable the effects of restructuring and the reassignment of the Company's technical personnel to product delivery and support installation activities. Capitalized software development activities initially slowed during the restructuring process in early 1995, but increased at the end of 1995 as a result of development work on LABPRO 2000, MONITRAX and DYNAMICVISION. Capitalized software expenses were $796,000 for 1995, as compared to $854,000 for 1994. Software amortization expenses were $563,000 for 1995, as compared to $506,000 for 1994, reflecting the inclusion of DTR for the full year.

   SALES AND MARKETING EXPENSES. Sales and marketing expenses were $1,931,000 for 1995, as compared to $1,717,000 for 1994, representing an increase of $214,000 or 12.5%. This increase was primarily attributable to an increase in sales and marketing personnel and associated costs. This increase began in the fourth quarter of 1995 as a result of the Company's new product introductions. In addition, during 1995, the Company changed its corporate name and incurred expenses in developing sales and marketing materials involving its new corporate image.

   GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for 1995 were $1,768,000, as compared to $2,219,000 for 1994, representing a decrease of $451,000 or 20.3%. This decrease resulted from the centralization of administrative functions after the DTR merger and a reduction in executive and administrative salaries and personnel expenses. Amortization of goodwill increased from $55,000 in 1994 to $155,000 in 1995 in direct proportion to the periods of amortization occurring each year. As a percentage of total revenues, general and administrative expenses were 19.9% for 1995, as compared to 31.7% for 1994.

   RESTRUCTURING COSTS. During 1994, $686,000 of restructuring costs were incurred, as compared to no restructuring costs in 1995. These expenses resulted from consolidation of sales, marketing, accounting, administration and national support functions to Orlando, Florida, from Lincoln, Nebraska, as well as the re-engineering of the laboratory product line. These expenses were recognized in order to write down assets to net realizable value and to record costs associated with the Company's Restructuring Plan.

   OTHER INCOME (EXPENSE). The Company's total other expense for 1995 was $351,000, as compared to $748,000 for 1994, representing a decrease of $397,000 or 53.1%. The decrease was attributable to a $610,000 charge to operations in 1994 as a result of the issuance of an additional 610,000 shares of Common Stock, with a market value of $1.00 per share, as an adjustment to the consideration paid to former DTR shareholders pursuant to the DTR merger which the Company's Board of Directors determined was required due to breaches by the Company of representations and warranties (the "Acquisition Contingency"). Notwithstanding this decrease, interest expense and financing charges for 1995 were $378,000, as compared to $143,000 for 1994, representing an increase of $235,000 or 164.3%. This increase was primarily attributable to debt financing required to fund the restructuring plan undertaken in 1995.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $44,000 for 1996. The Company continues to improve communication between accounting and project management involved in the billing and collection process. As communication links between departments has become more real time, unbilled receivables have typically decreased. The increase in unbilled receivables as of December 31, 1996 is principally due to the inclusion, for the first time, of radiology system and pathology system related unbilled receivables, resulting from the 1996 acquisitions of DMI and CMSI, of $1,337,000, and $155,000, respectively. Additionally, since the CMSI acquisition occurred on December 17, 1996, near the Company's fiscal year end of December 31, 1996, centralizing the Company's billing and collection system contributed to a non-acquisition related increase in unbilled receivables of $1,281,000 and a non-acquisition related reduction in accounts receivable of $756,000.

Although advance billings increased by $276,000, and $3,352,000 directly as a result of the acquisition of DMI and CMSI, respectively, operationally advance billings decreased by $962,000. This principally resulted from the delivery of pathology systems during the fourth quarter of 1996 that were previously billed in advance.

Net cash used in investing activities was $10,348,000 for 1996, principally as a result of the acquisitions of DMI and CMSI. Net cash required by the purchase of DMI and CMSI were $1,349,000 and $6,591,000, respectively. In addition, the Company refurbished the DMI facility and continues to purchase office equipment as personnel increases for sales, marketing, research and development. The Company also capitalized costs in connection with the continued development of DYNAMICVISION, PACsPlus+, Monitrax and other projects totaling $1,389,000.

Net cash provided by financing activities for 1996 was $19,345,000 resulting principally from the secondary stock issuance completed in the fourth quarter, which generated net proceeds of $22,605,000. The Company paid $276,000 of preferred dividends during 1996 and $2,800,000 to retire the bank note payable.

As of December 31, 1996 the Company had net operating loss carryforwards for federal income tax purpose of approximately $10.2 million, which can be used to offset taxable income in future years. Future equity offerings combined with sales of the Company's equity during the preceding years may cause changes in ownership under Section 382 of the Internal Revenue Code of 1986, as amended, which will limit the use of the Company's net operating loss carryforward existing as of the date of the ownership change. In the event the Company has taxable income in the future, a change of ownership under Section 382 may result in the application of such limitations and could have a material adverse effect on the Company.

As of December 31, 1996 the Company has cash equivalents of $11,333,000 and working capital of $9,684,000. The Company intends to continue to enhance its product and services offerings and to seek market expansion opportunities beyond the launch of DYNAMICVISION, PACsPlus+, imaging products, Monitrax, Wang, HealthPoint, Dictaphone, The National Registry, Inc and Sunquest agreements, and the acquisitions of DMI and CMSI. The Company believes that its cash and cash equivalents together with cash generated by operations and additional sources of liquidity, including possible further debt or equity financings, will be sufficient to fund anticipated cash requirements.

INFLATION AND CHANGING PRICES

The Company believes that the general state of the economy and inflationary trends have only a limited effect on its business. Historically, inflation has not had a material effect on the Company. Changing prices of computer hardware could have a material effect on the cost of materials sold and the related selling price of software and hardware sales.

                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996

                                                                       1995            1996
                                                                    -----------    -----------
ASSETS

Current assets:

      Cash and cash equivalents                                      $2,290,366    $11,332,526

      Restricted cash (Note B)                                           50,000         60,000

      Accounts receivable, net of allowance for doubtful
        accounts of $140,837 and $326,102 in 1995 and
        1996, respectively                                            2,811,711      5,272,754

      Unbilled receivables                                              307,693      1,924,297

      Other current assets                                              141,569      1,391,855
                                                                     ----------    -----------

            Total current assets                                      5,601,339     19,981,432

Property and equipment, net (Note C)                                  1,119,278      2,582,147

Capitalized software development costs, net of accumulated
     amortization of $1,835,701 and $2,719,376 in 1995
     and 1996, respectively (Note A)                                  2,040,727      4,544,963

Goodwill, net of accumulated amortization of $209,479 and
     $374,734 at December 31, 1995 and 1996,
     respectively (Note A)                                              873,358      2,478,103

Other assets                                                             24,408        420,400
                                                                     ----------    -----------

                                                                     $9,659,110    $30,007,045
                                                                     ==========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

      Accounts payable and accrued expenses (Note A)                    852,515      2,597,141

      Deferred revenue                                                1,818,871      4,543,596

      Advance billings                                                   80,260      2,746,474

      Bank note payable - current maturities (Note D)                    73,285           --

      Other                                                                --          410,687
                                                                     ----------    -----------
            Total current liabilities                                 2,824,931     10,297,898

Bank note payable (Note D)                                            2,726,715           --

 Other                                                                   43,053        222,682
                                                                     ----------    -----------

            Total liabilities                                         5,594,699     10,520,580
                                                                     ----------    -----------
Shareholders' equity (Note F):

      Series A preferred stock, $0.01 par value; authorized
            1,055,938 shares; issued and outstanding
            968,750 shares as of December 31, 1995 and 0
            shares as of December 31, 1996                                9,688           --

      Series B preferred stock, $0.01 par value, authorized
            4,384,375 shares; issued and outstanding
            3,750,000 shares as of December 31, 1995 and
            0 shares as of December 31, 1996                             37,500           --

      Series CM preferred stock, $.01 par value; authorized
            6,000 shares; issued and outstanding 6,000
            shares as of December 31, 1996                                 --               60

      Common stock, $0.01 par value, authorized 20,000,000 shares;
            issued and outstanding 6,611,646 and 16,757,153 shares
            in 1995 and 1996, respectively                               66,116        167,572

      Additional paid-in capital                                     12,900,738     43,419,806

      Accumulated deficit                                            (8,949,631)   (24,100,973)
                                                                     ----------    -----------

            Total shareholders' equity                                4,064,411     19,486,465
                                                                     ----------    -----------

                                                                     $9,659,110    $30,007,045
                                                                     ==========    ===========

See notes to consolidated financial statements.

                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                                                          1994           1995           1996
                                                       -----------    ----------    ------------
Operating revenues (Note A):

      Computer system equipment sales and support      $ 1,873,393    $1,101,017    $  3,629,396

      Application software licenses                      1,848,522     2,428,928       5,098,538

      Software support                                   2,549,761     3,731,149       5,204,992

      Services and other                                   715,466     1,625,242       2,637,282
                                                       -----------    ----------    ------------

            Total operating revenues                     6,987,142     8,886,336      16,570,208

Costs and expenses:

      Cost of equipment sold                             1,547,453       880,639       3,280,558

      Client services expense                            2,600,913     2,824,987       5,154,367

      Software development costs                         1,774,897     1,642,825       2,354,578

      Sales and marketing                                1,717,973     1,931,178       3,706,176

      General and administrative                         2,218,807     1,768,005       2,217,987

      In-process research and development (Note G)            --            --        15,057,869

      Restructuring costs (Note H)                         686,439          --              --
                                                       -----------    ----------    ------------

            Total costs and expenses                    10,546,482     9,047,634      31,771,535
                                                       -----------    ----------    ------------

            Operating income (loss)                     (3,559,340)     (161,298)    (15,201,327)
                                                       -----------    ----------    ------------
Other income (expense):

      Acquisition contingency (Note I)                    (610,000)         --              --

      Interest expense and financing costs                (143,412)     (378,043)       (291,786)

      Interest income and other                              5,252        26,718         341,771
                                                       -----------    ----------    ------------

            Total other income (expense)                  (748,160)     (351,325)         49,985
                                                       -----------    ----------    ------------

Earnings (loss) before income taxes                     (4,307,500)     (512,623)    (15,151,342)

Income taxes (Note J)                                         --            --              --
                                                       -----------    ----------    ------------

Net earnings (loss)                                    $(4,307,500)   $ (512,623)   $(15,151,342)
                                                       ===========    ==========    ============

Net earning (loss) available for common shareholders   $(4,307,500)   $ (537,467)   $(15,402,379)
                                                       ===========    ==========    ============
Earnings (loss) per common share

      Primary and fully diluted                        $     (0.78)   $    (0.08)   $      (1.72)
                                                       ===========    ==========    ============

Weighted average number of common shares outstanding     5,536,202     6,443,294       8,974,775
                                                       ===========    ==========    ============

See notes to consolidated financial statements.

                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                                                                                                    ADDITIONAL
                                               SERIES A      SERIES B    SERIES CM      COMMON        PAID-IN
                                              PREFERRED     PREFERRED    PREFERRED      STOCK         CAPITAL          DEFICIT
                                              ---------    ----------    ---------     --------     -----------     ------------
Balance, December 31, 1993                     $  --       $   --         $  --        $ 52,778     $ 7,539,052     $ (4,129,508)

     Common stock issued to effect merger         --           --            --           6,000       1,194,000             --

     Exercise of stock options                    --           --            --             822         135,142             --

     Employee stock purchase plan                 --           --            --              78          11,102             --

     Net loss                                     --           --            --            --              --         (4,307,500)
                                               -------     --------       -------      --------     -----------     ------------

Balance, December 31, 1994                        --           --            --          59,678       8,879,296       (8,437,008)

     Common stock issued to resolve
       acquisition contingency                    --           --            --           6,100         603,900             --

     Conversion of Subordinated
       Convertible Notes                         9,688         --            --            --           760,062             --

     Issuance of Series B Preferred Stock         --         37,500          --            --         2,601,005             --

     Issuance of Warrants                         --           --            --            --            25,000             --

     Exercise of Stock Options                    --           --            --              50           4,950             --

     Employee Stock Purchase Plan                 --           --            --             288          26,525             --

     Net Loss                                     --           --            --            --              --           (512,623)
                                               -------     --------       -------      --------     -----------     ------------

Balance, December 31, 1995                     $ 9,688     $ 37,500       $  --        $ 66,116     $12,900,738     $ (8,949,631)

Conversion of Series A Preferred Stock          (9,688)        --            --           9,688            --               --

Conversion of Series B Preferred Stock            --        (37,500)         --          37,500            --               --

Preferred Stock Dividends                         --           --            --            --          (275,881)            --

Issuance of Common Stock                          --           --            --          43,345      22,561,419             --

Exercise of Stock Options                         --           --            --             609         142,434             --

Employee Stock Purchase Plan                      --           --            --             314         101,156             --

Common Stock issued to effect
  CMSI acquisition                                --           --            --          10,000       4,990,000             --

Issuance of Series CM Preferred Stock
  in connection with the CMSI acquisition         --           --             60           --         2,999,940             --

Net loss                                          --           --            --            --              --        (15,151,342)
                                               -------     --------       ------       --------     -----------     ------------
Balance, December 31, 1996                     $  --       $   --         $   60       $167,572     $43,419,806     $(24,100,973)
                                               =======     ========       ======       ========     ===========     ============

See notes to consolidated financial statements.

                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996


                                                                              1994           1995            1996
                                                                           -----------    -----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings (loss)                                                        $(4,307,500)   $  (512,623)   $(15,151,342)

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) activities operating activities:

      Depreciation and amortization                                          1,036,740      1,081,694       1,601,871

      Book value of disposed property                                             --             --            64,875

      Acquisition contingency                                                  610,000           --              --

      Purchased in-process research and development                               --             --        15,057,869

Changes in assets and liabilities

            Accounts receivable                                             (1,096,151)      (644,898)        755,560

            Unbilled receivables                                             1,949,552        220,679      (1,280,616)

            Other                                                              (17,844)        65,845         (91,724)

            Accounts payable and accrued expenses                              (95,206)      (329,935)        (82,447)

            Deferred revenue                                                    99,940        365,976         132,056

            Advance billings                                                   (45,236)      (271,575)       (961,800)
                                                                           -----------    -----------    ------------

                  Net cash provided by (used in) operating activities       (1,865,705)       (24,837)         44,302
                                                                           -----------    -----------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

      Purchase of Dynamic Technical Resources                                  286,586           --              --

      Purchase of net assets of Dimensional Medicine Inc.                         --             --        (1,349,389)

      Purchase of Collaborative Medical Systems, Inc.                             --             --        (6,591,075)

      Capitalized software development costs                                  (796,024)      (781,416)     (1,389,389)

      Purchases of property and equipment                                     (445,065)      (270,705)     (1,017,712)

      Restricted cash deposit                                                     --          (50,000)           --
                                                                           -----------    -----------    ------------

                  Net cash used in investing activities                       (954,503)    (1,102,121)    (10,347,565)
                                                                           -----------    -----------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

      Borrowings (repayments) under line of credit, net                      1,874,401     (2,788,401)           --

      Borrowings (repayments) under bank note payable                             --        2,800,000      (2,800,000)

      Proceeds from issuance of common stock                                   147,144         31,813      22,849,277

      Other                                                                     20,084         (5,250)           --

      Proceeds from issuance of Subordinated Convertible Notes                    --          775,000            --

      Proceeds from issuance of Series B Preferred Stock                          --        2,638,505            --

      Proceeds from issuance of warrants                                          --           25,000            --

      Payment of preferred stock dividends                                        --             --          (275,881)

      Principal payments on long-term debt and capital lease obligations      (311,390)       (69,516)       (427,973)
                                                                           -----------    -----------    ------------

                  Net cash provided by financing activities                  1,730,239      3,407,151      19,345,423
                                                                           -----------    -----------    ------------

Net increase (decrease) in cash and cash equivalents                        (1,089,969)     2,280,193       9,042,160

Cash and cash equivalents, beginning of year                                 1,100,142         10,173       2,290,366
                                                                           -----------    -----------    ------------

Cash and cash equivalents, end of year                                     $    10,173    $ 2,290,366    $ 11,332,526
                                                                           ===========    ===========    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

      Interest paid                                                        $   102,354        375,434    $    311,619
                                                                           ===========    ===========    ============

      Income taxes paid (received)                                         $         0    $         0    $          0
                                                                           ===========    ===========    ============

See notes to consolidated financial statements.

                      DYNAMIC HEALTHCARE TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

A.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Dynamic Healthcare Technologies, Inc. develops, markets and supports clinical information systems and electronic health record solutions in the healthcare industry. the specific market segments in which the Company participates include Clinical Workstations, Document Imaging, Diagnostic Imaging, Laboratory Information Systems, Radiology Information Systems, and Perioperative (Anesthesiology) Information Systems. All of the Company's products are complementary to and contribute to the creation and maintenance of the electronic health record.


BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of Dynamic Healthcare Technologies, Inc. and its wholly-owned subsidiary, Collaborative Medical Systems Corp. which was incorporated on november 27, 1996 (collectively the "Company" or the "Registrant"). All significant intercompany transactions and accounts have been eliminated in consolidation.


REINCORPORATION - On July 29, 1996 the registrant merged with and into a newly formed DHT Florida, Inc., a Florida corporation, then a wholly owned subsidiary of the Registrant. In connection with the merger DHT Florida, Inc. changed its name to Dynamic Healthcare Technologies, Inc. Each outstanding share of the Registrant's Common Stock, and each share of Series a and Series b Preferred Stock outstanding immediately prior to the merger was converted into one share of fully paid and non-assessable similar stock in the surviving corporation with identical terms and conditions. The purpose of the merger was to effect a reincorporation in the State of Florida for the Registrant as authorized by shareholders at the Company's Annual Shareholders' Meeting on May 21, 1996.


PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation and amortization. The cost of property and equipment is depreciated and amortized over the estimated useful lives of the related assets, ranging from five to ten years, using the straight-line method.


SOFTWARE DEVELOPMENT COSTS - Costs incurred to establish the technological feasibility of computer software products are research and development costs and are charged to expense as incurred. Costs of producing product masters subsequent to establishing technological feasibility, including coding and testing, are capitalized. Capitalization of computer software costs ceases when the product is available for general release to customers. Amortization of capitalized software development costs for the years ended December 31, 1994, 1995 and 1996 were $505,613, $562,606 and $883,675, respectively, and write downs to net realizable value were $121,535, $0 and $0, respectively. Capitalized software development costs are amortized using either the straight-line method over the estimated economic life of the product (currently five years) or the ratio of current revenues to current and anticipated revenues for the product, whichever results in the greater amount of amortization. Unamortized capitalized costs of a computer software product in excess of its estimated net realizable value of that asset are expensed.


GOODWILL - Goodwill is stated at cost less accumulated amortization. Goodwill is amortized using the straight line method over a period of seven years. The Company assesses the recoverability of goodwill based upon projected operations over a period which represents the approximate remaining life of goodwill. the company evaluates the recoverability of goodwill based on this forecast of future cash from operations and income, and using a discount rate that reflects the Company's average cost of funds.

REVENUES - Revenues are derived from the sale of computer hardware, licensing and sub-licensing of software, professional and technical consulting services, and maintenance and support services. Each customer contract is negotiated separately. Application software licenses and computer system equipment revenues are recorded when hardware and application software are delivered. Installation and training revenues, which are included with application software licenses revenues in the statements of operations are recognized as the services are performed. Software support revenues principally include contracts for continuing support services which cover a specific period, and from which revenue is recognized ratably over the period of the contract. Also included in software support revenue are revenues from other significant continuing obligations and post contract support obligations, which are typically under separate contract and are recognized as the services are performed. Services revenues are recognized as the services are performed.


EMPLOYEE BENEFIT PLAN - The Company has a 401(k) savings plan covering all full-time employees. Eligible employees may elect to defer 20% of their compensation up to the maximum allowed by the Internal Revenue Code. Company contributions are made at the discretion of the Board of Directors and amounted to $75,545, $63,390 and $123,752 in 1994, 1995 and 1996, respectively.


STOCK-BASED EMPLOYEE COMPENSATION PLANS - The Company's employee stock option plans are accounted for under APB Opinion 25, Accounting for stock issued to employees, and related interpretations.


INCOME TAXES - Deferred income taxes are provided on items that are recognized in different reporting periods for financial accounting and income tax purposes using the then enacted tax rates.


EARNINGS PER SHARE - Earnings per share is computed on the basis of the weighted average number of shares outstanding plus the common stock equivalents which would arise from the exercise of stock options and warrants if dilutive. Fully diluted earnings per share do not differ significantly from primary earnings per share.


CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK - The Company generates revenue primarily through sales to the healthcare industry located throughout the United States. Due to this concentration, substantially all receivables at December 31, 1995 and 1996, are from healthcare institutions which may be similarly affected by changes in economic, regulatory or other conditions. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

The Company invests its excess cash in deposits with major financial institutions, in U.S. government agency securities and in commercial paper of companies with strong credit ratings.Generally, the investments mature within 90 days and, therefore, are subject to little risk. The Company has not experienced losses related to these investments.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments: the fair value of cash and cash equivalents approximates its carrying amounts because of the short maturity of those instruments. The fair value of bank note payable is estimated based on the current rates available to the Company for debt of the same remaining maturities and approximates its carrying amount.


RECLASSIFICATIONS - Certain prior year balances have been reclassified to conform to the 1996 presentation.

ACQUISITION OF DIMENSIONAL MEDICINE, INC.:

on May 1, 1996, Dimensional Medicine, Inc. ("DMI") was purchased by and merged into DMI Acquisition Corporation ("DMIAC"), a newly formed wholly owned subsidiary of the registrant. The transaction was consummated by purchasing all of the outstanding common stock, and retiring and assuming certain debt obligations of DMI. The funds used for purchase of DMI were obtained from then available cash and cash equivalents of the Registrant. Components of the payment for the purchase of DMI on May 1, 1996 were:


         Purchase of common stock                            $   550,200
         Satisfaction of DMI debt obligations                    879,636
                                                             -----------
         Cash paid                                             1,429,836
         Less: cash acquired                                     (30,447)
                                                             -----------
              Purchase of DMI, net of cash acquired          $ 1,399,389
                                                             ===========


The acquisition has been accounted for using the purchase method. The purchase price was allocated to assets and liabilities presented in the accompanying consolidated balance sheet based upon their estimated fair values. A summary of these allocations on May 1, 1996 is as follows:


     Accounts receivable                                        $  570,836
     Unbilled receivables                                          198,665
     Lease receivables current                                     205,981
     Other current assets                                          502,911
                                                                ----------
          Total current assets                                   1,478,393
     Property and equipment                                        223,729
     Capitalized software development costs                      1,628,522
     Lease receivables                                             285,118
     Other assets                                                    3,760
                                                                ----------
          Total assets acquired                                  3,619,522
                                                                ----------

     Accounts payable & accrued expenses                          (919,905)
     Deferred revenue                                              (89,159)
     Advanced billings                                            (275,878)
     Notes payable - current maturities                           (390,934)
                                                                ----------
          Total current liabilities                             (1,675,876)
     Notes payable                                                (242,317)
     Other liabilities                                            (301,940)
                                                                ----------
          Total liabilities assumed                             (2,220,133)
                                                                ----------

     Purchase of DMI, net of cash acquired                      $1,399,389
                                                                ==========

On September 2, 1996, DMIAC was merged with and into the Company.

ACQUISITION OF COLLABORATIVE MEDICAL SYSTEMS, INC.

On December 17, 1996, Collaborative Medical Systems, Inc. ("CMSI") was purchased by and merged into Collaborative Medical Systems Corp. ("CoMed"), a newly formed wholly owned subsidiary of the Registrant. The transaction was consummated by purchasing all of the outstanding stock of CMSI using both available cash, and common and preferred stock of the Company. Components of the consideration paid for the purchase of CMSI on December 17, 1996 were:


          Common stock issued                             $ 5,000,000
          Series CM preferred stock issued                  3,000,000
          Cash paid to shareholders                         8,500,000
          Acquisition expenses paid                           123,784
          Less: cash acquired                              (2,032,709)
                                                          -----------
               Purchase of CMSI, net of cash acquired     $14,591,075
                                                          ===========

The acquisition has been accounted for using the purchase method. The purchase price was allocated to assets and liabilities presented in the accompanying consolidated balance sheet based upon their estimated fair values. A summary of these allocations on December 17, 1996 is as follows:


        Restricted cash                                     $    60,000
        Accounts receivable                                   2,645,767
        Unbilled receivables                                    137,323
        In-process research and development                  15,057,869
        Other current assets                                    567,922
                                                            -----------
             Total current assets                            18,468,881
        Property and equipment                                  809,586
        Capitalized software development costs                  370,000
        Goodwill                                              1,770,000
        Tradename                                                10,000
        Other assets                                              8,520
                                                            -----------
             Total assets acquired                           21,436,987
                                                            -----------

        Accounts payable & accrued expenses                    (907,168)
        Deferred revenue                                     (2,503,510)
        Advanced billings                                    (3,352,136)
        Deferred rent                                           (83,098)
                                                            -----------
             Total liabilities assumed                       (6,845,912)
                                                            -----------

        Purchase of CMSI, net of cash acquired              $14,591,075
                                                            ===========

Upon consummation of the transaction the Company wrote off the acquired in-process research and development of $15,057,869.

B.      RESTRICTED CASH

As of December 31, 1995 restricted cash of $50,000 represents an escrow deposit required pursuant to a Letter of Intent dated December 8, 1995 to acquire the outstanding shares of Dimensional Medicine, Inc. (See also note A).

As of December 31, 1996 restricted cash of $60,000 represents a certificate of deposit required to secure a standby letter of credit. The letter of credit is required by the former health insurance provider of Collaborative Medical Systems Inc. and expired on March 10, 1997.


C.      PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                         1995         1996
                                                      ----------   ----------
     Furniture and fixtures                           $  208,434   $  554,212

     Equipment                                         2,696,946    4,237,846

     Leasehold improvements                               48,559      142,772
                                                      ----------   ----------

                                                       2,953,939    4,934,830

     Less accumulated depreciation and amortization    1,834,661    2,352,683
                                                      ----------   ----------

                                                      $1,119,278   $2,582,147
                                                      ==========   ==========


D.      BANK NOTE PAYABLE

On December 8, 1995 the Company entered into a $2,800,000 promissory note payable to a bank in fixed monthly payments of principal and interest of $29,911 beginning January 1, 1996, and a balloon payment equal to the remaining unpaid principal balance and accrued interest on March 31, 1998. The principal amount of $2,800,000 was paid in full during the year ended December 31, 1996 and the bank has released its security interest in all assets of the Company.


E.      LEASES

The Company leases certain equipment and office space under noncancelable operating leases. The leases call for monthly payments over terms of three to five years and include renewal options. With respect to the equipment leases, the Company is liable for all taxes, repairs and insurance. Total rent expense on all operating leases was $208,000, $162,000 and $375,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

The future minimum rental payments under operating leases as of December 31, 1996 are as follows:

           YEAR ENDING DECEMBER 31,

           1997                                   $1,045,965

           1998                                    1,076,456

           1999                                      723,496
                                                  ----------

           Total                                  $2,845,917
                                                  ==========

F.      CAPITAL STOCK, WARRANTS AND OPTIONS

During 1993, the shareholders approved and the Company adopted a stock warrant and option plan for directors and management employees (the "D&M Plan"), whereby 250,000 shares of common stock are reserved for issuance. Under the D&M Plan directors' and management employee warrants are five year warrants which vest under varying terms and are issued at an exercise price equal to the market price of the Company's common stock on the date of grant. During 1995, the shareholders approved an amendment to the D&M Plan to conform the terms of vesting to 40% upon grant plus 20% per year for each of three years thereafter, and to provide for early vesting upon death or employment termination without cause for all future options granted under the D&M Plan. Additionally, annual warrants are issued to certain outside directors at the beginning of that director's third consecutive term in office. Each annual warrant is for 5,000 shares of the Company's Common Stock, has a five year term, has an exercise price equal to the average of the closing bid and ask prices of the Company's Common Stock on the date of issuance and is fully vested upon issuance. At December 31, 1996 the Company had Board stock warrants and options outstanding to purchase shares of its common stock under the D&M Plan as follows:

                    NUMBER      PRESENTLY      PRICE       YEAR     EXPIRATION
                   OF SHARES   EXERCISABLE   PER SHARE    GRANTED      DATE
                   ---------   -----------   ---------    -------   ----------
Directors'
  Warrants:           5,000        5,000       $2.25       1993      June 1998
                     25,500       25,500       $2.06       1993      Jan  1998
                     15,000       15,000       $1.93       1994      June 1999
                      5,000        5,000       $2.25       1994      June 1999
                     15,000       15,000       $1.00       1995      June 2000
                     15,000       15,000       $1.97       1996       Mar 2001
                     76,500       30,600       $6.06       1996       May 2001

Management
  Employees'
  Options:           32,000       12,800       $4.75       1996       Dec 2001
                    -------      -------
                    189,000      123,900
                    =======      =======

The Company adopted an incentive stock option plan in 1983 for key employees whereby 400,000 shares of common stock were reserved for issuance under the Plan. Options granted vest 40%, 30% and 30% on the first, second and third anniversaries of their issuance, respectively and expire ten years after the date of grant. At December 31, 1996, the Company had granted options of 355,040 shares, of which options for 118,240 shares had been exercised, 231,800 expired unexercised and options for 5,000 shares were exercisable at a weighted average exercise price of $1.81 per share and a weighted average remaining contractual life of 2.9 years. No new options will be granted or were granted after 12/31/92 under the terms of this Plan.

During 1993, the shareholders approved and the Company adopted a new ten year incentive stock option plan for employees whereby 100,000 shares of common stock were reserved for issuance under the Plan. The terms of this 1993 ISO Plan are similar to the 1983 Plan. During 1995, the shareholders approved increasing shares reserved for issuance pursuant to the 1993 ISO Plan to 600,000. At December 31, 1996, the Company had granted options of 635,250 shares, 21,410 options had been exercised, 42,000 options were terminated and options for 52,813 shares were exercisable at a weighted average exercise price of $1.07 and a weighted average remaining contractual life of 8.8 years. As of December 31, 1996 options for 571,840 shares were outstanding with a weighted average exercise price of $3.12 per share and a weighted average contractual life of 9.3 years. Under both the 1983 Plan and the 1993 Plan, the exercise price for stock options may not be less than the market price of the Company's common stock at date of grant.

As of January 1, 1996 and December 31, 1996, the weighted average exercise prices of options outstanding under the ISO Plans were $1.21 and $3.11, respectively. Additionally, during 1996 the weighted average exercise prices of options exercised, granted and canceled under the ISO Plans were $1.83, $3.66 and $1.24, respectively.

Incentive stock option activity under the 1983 and 1993 Plans and price information follows:

                                                                  STOCK OPTION
                                               SHARES              PRICE RANGE
                                              ---------           -------------

Balance at December 31, 1993                   371,050           $1.00 - $3.06
  Exercised                                    (56,750)          $1.00 - $2.25
  Granted                                       34,575              $1.9375
  Canceled                                    (246,125)          $1.00 - $3.06
                                              --------

Balance at December 31, 1994                   102,750           $1.00 - $2.25
   Exercised                                    (5,000)             $1.00
   Granted                                     153,000           $1.00 - $1.125
   Canceled                                    (57,700)          $1.00 - $2.25
                                              --------

Balance at December 31, 1995                   193,050           $1.00 - $2.25
   Exercised                                   (35,410)          $1.00 - $2.25
   Granted                                     447,500           $1.97 - $5.38
   Canceled                                    (28,300)          $1.00 - $1.97
                                              --------

Balance at December 31, 1996                   576,840           $1.00 - $5.38
                                              ========



During 1993 the shareholders approved and the Company adopted an Employee Stock Purchase Plan effective for a five year period beginning January 1, 1994. The Company reserved 200,000 shares of common stock for issuance under the Plan. The Plan operates in one or more phases of six months each and is open for enrollment by employees working at least 20 hours per week and who have completed at least five months of service. A summary of plan activity is as follows:

        PHASE #      PHASE ENDING DATE      SHARES ISSUED     PRICE
        -------      -----------------      -------------    ------
          1          June 30, 1994              5,274        $1.650
          2          December 31, 1994          2,535        $ .980
          3          June 30, 1995              6,256        $ .930
          4          December 31, 1995         22,575        $ .930
          5          June 30, 1996             14,026        $2.045
          6          December 31, 1996         17,321        $4.202
                                               ------
                                               67,987
                                               ======

On July 6, 1994, the Company's Board of Directors, in connection with an employment agreement, granted options to Mr. David Pomerance, the Company's then CEO (now Chairman of the Board), for 250,000 shares of common stock. The options are exercisable for five years from the date of grant in accordance with a vesting schedule of 40% upon grant plus 20% per year for each of three years thereafter at an exercise price equal to the fair market value on the date of the grant of $1.875 per share. On August 23, 1994, the Company's Board of Directors, in connection with an employment agreement, granted options to Mitchel J. Laskey, the Company's President and then COO (now CEO), for 250,000 shares of common stock under similar terms at an exercise price equal to the fair market value on the date of the grant of $1.6875. On September 13, 1995, the Company's Board of Directors reduced the exercise price on Mr. Laskey's and Mr. Pomerance's employment options to $1.00 per share. On May 16, 1996, the Company's Board of Directors, in connection with an employment agreement, granted options to Mr. Nikhil Bhatt, the Company's Senior Vice President and Chief Technical Officer, for 150,000 shares of common stock under similar terms at an exercise price of $4.8125 which was the average bid and ask price on the date of grant. On December 17, 1996 the Company's Board of Directors, in connection with various other employment agreements, granted options covering 96,000 shares of common stock under similar terms at an exercise price equal to fair market value on the date of the grant of $5.00. All of these employment option agreements provide for early vesting upon death or employment termination without cause and were issued at exercise prices no less than the fair market value of the shares on the date of grant. As such, in accordance with APB 25 no corresponding compensation expense was recognized.

The Articles of Incorporation authorize 10,000,000 shares of $.01 par value preferred stock, in such series and variations in the relative rights and preferences, including voting rights, if any, between series as the Board of Directors shall determine.

On July 31, 1995 the Company completed a Private Placement Offering issuing $775,000 of Subordinated Convertible Notes, bearing simple interest at 9% per annum, together with detachable warrants to purchase 155,000 shares of the Company's common stock, ("debt warrants"). The warrants are exercisable at $1.00 per common share, and are exercisable for five years from the date of issuance (70,000 in June 1995 and 85,000 in July 1995). On November 28,1995 all of the Subordinated Convertible Notes were converted into 968,750 shares of Series A Preferred Stock. As of December 31, 1996, none of the debt warrants were exercised.

On December 5, 1995 the Company issued 3,375,000 shares of Series B Preferred Stock for $2.7 million, and on December 29, 1995 issued 375,000 shares of Series B Preferred Stock for an additional $300,000 in Private Placement transactions.

In connection with the Private Placement of the shares of Series B Preferred Stock, the Board of Directors of the Company authorized the issuance on December 8,1995 of warrants to purchase 210,000 shares of the Company's common stock for $1.00 per share to a financial consultant ("Series B warrants") for $25,000. These warrants are exercisable for five years from the date of issuance. As of December 31, 1996, none of the Series B warrants were exercised.

As of December 31, 1996 dividends declared and paid on Series A and Series B Preferred Stock were $57,931 and $217,950, respectively. The Company's registration of the common stock underlying conversion of the Series A and Series B Preferred Stock was declared effective on September 27, 1996. As such on September 27, 1996, 968,750 shares of Series A and 3,750,000 shares of Series B Preferred Stock were converted on a share for share basis to common stock.

On October 2, 1996 the Company received proceeds of $20,941,650 in a common stock offering from the issuance of 3,892,500 shares of common stock at $5.75 per share net of underwriting commissions of $1,440,225. Stock issuance costs incurred amounted to $714,846. Pursuant to the terms of the offering a portion of the proceeds were immediately used to repay the subordinated notes payable of $1,000,000 (see also Note K), the bank note payable of $2,743,882, and related accrued interest.

On October 30, 1996 the underwriters exercised their options to cover over-allotments made in connection with the common stock offering. Upon exercise, the Company received additional proceeds of $2,377,960 from the issuance of 442,000 shares of common stock at $5.75 per share net of underwriting commissions of $163,540.

On December 17, 1996, in connection with the acquisition of CMSI (see also Note
A), the Company issued 1,000,000 common shares and 6,000 shares of Series CM Preferred Stock, $.01 par value, to the former shareholders of CMSI. The Series CM Preferred Stock shall be automatically convertible into shares of the Registrant's common stock at the close of business on August 29, 1997 ("Contingent Shares"), pursuant to a formula based upon the average closing bid and ask price of the Registrants common stock as quoted on the National Market for the five (5) trading day period ending August 29, 1997 (the "CSAVG"). If the CSAVG is greater than or equal to $8.00, an aggregate of 100 shares of the Registrant's common will be issued as Contingent Shares: if the CSAVG is less than or equal to $5.00, then an aggregate of 600,000 shares of the Registrant's common stock will be issued as Contingent Shares: and if the CSAVG is greater than $5.00 but less than $8.00, then the number of shares of the Registrant's common stock to be issued as Contingent Shares will be pro-rated accordingly.

G.      IN-PROCESS RESEARCH AND DEVELOPMENT

In-process research and development ("IPR&D"), costs identified with the purchase of CMSI on December 17, 1996 (see also Note A), principally development efforts in connections with the CoPath client server product and client server development tool-kit, totaling $15,057,869, were expensed immediately following the acquisition. The fair value of the acquired IPR&D was determined by independent appraisers under the income approach. The income approach attempts to measure the income-producing capability of the acquired in-process activities and calculates the present value of the future economic benefits expected to be derived by successful completion of the IPR&D, net of allocable expenses and discounted to account for the level of risk associated with the purchased research.


H.      RESTRUCTURING

On November 15, 1994, the Company adopted a plan to restructure certain of its operations and to re-evaluate certain other activities. The Company's plan included reduction in the workforce, restructuring of the sales compensation program, relocation of the corporate office and the closing of the Lincoln, Nebraska operation. Accordingly, the Company provided or incurred $686,439 during the year ended December 31, 1994 to write down assets to the net realizable value and to cover the costs associated with the restructuring. The costs associated with this action have been identified as "Restructuring Costs" in the Statement of Operations for the year ended December 31, 1994, and are summarized as follows:


                                                       ACCRUAL                                  ACCRUAL
                                                     NOVEMBER 15,    PAID OR       ACCRUAL    DECEMBER 31,
                                                        1994         INCURRED    ADJUSTMENTS      1994
                                                     ------------   ----------   -----------  ------------
Excess costs attributable to exit activities          $254,430      $(213,930)    $     0       $ 40,500

Noncancelable lease termination costs                  206,357        (28,738)          0        177,619

Involuntary employee termination                        95,060        (68,215)          0         26,845

Employee costs after operations cease                  130,592        (54,592)          0         76,000
                                                      --------      ---------     -------       --------
                                                      $686,439      $(365,475)    $     0       $320,964
                                                      ========      =========     =======       ========

                                                        ACCRUAL                                  ACCRUAL
                                                     NOVEMBER 15,    PAID OR       ACCRUAL    DECEMBER 31,
                                                         1994        INCURRED    ADJUSTMENTS      1994
                                                     ------------   ----------   -----------  ------------
Excess costs attributable to exit activities          $ 40,500      $       0      $(40,500)     $      0

Noncancelable lease termination costs                  177,619       (187,375)        9,756             0

Involuntary employee termination benefits               26,845        (23,235)       (3,610)            0

Employee costs after operations cease                   76,000       (110,354)       34,354             0
                                                      --------      ---------      --------      --------
                                                      $320,964      $(320,964)     $      0      $      0
                                                      ========      =========      ========      ========

The Company completed the plan of restructure during the second quarter of 1995, and all employee groups were restructured. As of December 31, 1995 actual involuntary termination benefits of $91,450 were paid to 31 terminated employees.

I.      ACQUISITION CONTINGENCY/RESTATEMENT

In connection with the acquisition of Dynamic Technical Resources, Inc. (DTR) in August 1994, due principally to breaches in the representations and warranties contained in the applicable merger agreement, the Company's Board of Directors determined that an adjustment to the consideration given to the former DTR shareholders was required. On March 5, 1995, the Board of Directors agreed to issue an aggregate of 610,000 additional shares of common stock of the Company to be distributed among the former shareholders of DTR on a pro-rata basis, with the same rights, privileges and restrictions as the original consideration received by such shareholders in connection with the acquisition. Such former DTR shareholders, in turn, agreed to release the Company from any claims they may have against the Company, its current officers and directors and to cooperate and assist the Company in the event the Company elects to file a civil lawsuit against any professional or other third parties for damages resulting from the events and matters that led to the Company's restated financial statements. The additional shares were issued on March 27, 1995. A charge to operations for the year ended December 31, 1994 in the amount of $610,000 was recorded representing market value of the additional shares at the date of issuance. As a result of review by and consultation with the staff of the Securities and Exchange Commission, the Company restated its 1994 consolidated financial statements to reflect an accrual for this acquisition settlement in the amount of $610,000. The amount of $610,000 represents the market value of the additional shares at the date of their issuance. The recorded cost of the acquired enterprise was not affected by the issuance of these additional shares.

J.      INCOME TAXES

The components of income tax expense (benefit) are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                               ----------------------------------------
                                                  1994            1995         1996
                                               -----------     ----------    ----------
     Current income tax expense (benefit)
     before operating loss carry forward       $(1,523,000)    $ (281,000)   $(161,000)

     Tax effects of temporary differences           44,000         76,000      123,000

     Non-recognition of benefits of
     operating loss carry forward                1,479,000        205,000       38,000

     Benefits of operating loss carry
     forward                                          --             --           --
                                               -----------     ----------    ---------
                                               $      --       $     --      $    --
                                               ===========     ==========    =========

Deferred income taxes reflect the net tax effects of operating loss and tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's net deferred tax as of December 31, 1996, are as follows:

                                                     1995            1996
                                                  -----------     -----------
       Deferred tax asset:

         Operating loss carryforwards             $ 3,920,000     $ 4,080,000

         Tax credit carryforwards                     704,000         717,000

         Other                                         57,000         216,000
                                                  -----------     -----------

                                                    4,694,000       5,000,000
       Deferred tax liabilities:

         Capitalized software development costs      (816,000)       (108,000)

         Other                                           --              --
                                                  -----------     -----------

       Net deferred tax asset                       3,878,000       4,892,000

       Valuation allowance                         (3,878,000)     (4,892,000)
                                                  -----------     -----------

       Net deferred tax                           $      --       $      --
                                                  ===========     ===========


The net deferred tax asset is reduced by a valuation allowance due to the uncertainty associated with the realization of the net deferred tax asset. The valuation allowance increased $1,014,000 from the allowance of $3,878,000 at January 1, 1996.

The provisions for Federal income taxes differs from the amount computed by applying the statutory rate to net earnings (loss) before income taxes for each of the three years in the period ended December 31, 1996 as follows:


                                                               AMOUNT OF TAX
                                                   ---------------------------------------
                                                       1994          1995         1996
                                                   -----------    ---------    -----------
Computed expected tax expense (benefit)            $(1,465,000)   $(174,000)   $(5,152,000)

State taxes, net of federal benefit                   (222,000)     (31,000)        (6,000)

Acquisition consideration not deductible for tax       208,000         --             --

In-Process Research & Development
not deductible for tax                                    --           --        5,120,000

Non-recognition of benefits of operating
loss carryforward                                    1,479,000      205,000         38,000

Benefits of operating loss carryforward                   --           --             --

                                                   -----------    ---------    -----------
                                                   $      --      $    --      $      --
                                                   ===========    =========    ===========


At December 31, 1996, the Company had unused operating loss carryforwards for tax and alternative minimum tax purposes of approximately $10,201,000 and $9,735,000, respectively, and unused tax credits of approximately $704,000. These operating loss carryforwards and tax credits expire in varying amounts during 1997 through 2009.

K.      RELATED PARTY TRANSACTIONS

In connection with the private placement offering of subordinated convertible notes in June 1995 three of the Company's directors, David Pomerance, Mitchel Laskey and Thomas Martinson, purchased notes in the principal amount of $100,000, $100,000 and $50,000, respectively, and received warrants to purchase 20,000, 20,000 and 10,000 shares of Common Stock, respectively. See "Description of Securities - Warrants." These notes were converted into Series A Preferred Stock on November 28, 1995 at $0.80 per share.

In December 1995, in connection with the private placement of Series B Preferred Stock, The Argentum Group was paid a financial consulting fee of $175,000 and purchased warrants to purchase 210,000 shares of Common Stock for $25,000. Mr. Daniel Raynor, a director of the Company, is the President of a general partner of The Argentum Group.

On August 16, 1996, Messrs. Pomerance, Laskey, Maxwell and certain other shareholders of the Company made unsecured loans to the Company in an aggregate amount of $1,000,000, pursuant to which the Company executed unsecured notes. The unsecured notes provided for payment, in full, at the earlier of the completion of a Common Stock offering or November 14, 1996, together with interest at a rate of 13% per annum. The unsecured notes were retired on October 2, 1996 upon settlement of the sale of the Company's stock (see Note F)

The Company expensed $164,612 for consulting and advisory fees paid to MMRI, Inc. which is majority owned by its Chairman of the Board, David Pomerance.

L.      LITIGATION

In February 1996, the Company instituted an action against James A. Terrano ("Terrano"), the Company's former President and Chief Executive Officer, in the District Court of Lancaster County, Nebraska, alleging that Terrano (i) made fraudulent and negligent representations to the Company's Board of Directors, which resulted in the Company's acceptance of a handwritten memorandum modifying Terrano's employment agreement, (ii) breached his fiduciary duty to the Company and (iii) breached his obligations under his employment agreement with the Company. The Company is seeking to recover damages in the amount of at least $50,000 in addition to the declaratory judgment determining that no severance pay is due Mr. Terrano and that the handwritten memorandum is invalid and unenforceable and does not modify the employment agreement. Mr. Terrano has counter-claimed that he has been defamed by the Company. The Company is a defendant in an action in which Mr. Terrano has a demand for $280,000 in severance pay together with two years worth of benefits unquantified to include the use of an automobile, club dues and insurance policies. The Company is vigorously contesting this case.

The Company is a defendant in an action filed by a former Vice-President in March, 1995 in the District Court of Lancaster County, Nebraska, alleging that the Company did not lawfully terminate her for cause, and, therefore, breached her employment agreement. The former employee is seeking severance payment. The Company is vigorously contesting this case.

The above cases are in the early stages of discovery and it is not possible to evaluate the likelihood of a favorable or unfavorable outcome of either case at this time. As of the date hereof, there are no other material legal proceedings pending against the Company. In the opinion of management, the legal proceedings in which the Company is involved will not have a material effect on the Company's consolidated financial statements.

M.      SFAS 123 PRO FORMA

Options granted to the Company's directors and employees under the 1983 and 1993 Incentive Stock Option Plans, various employment agreements, and the D&M Stock Option Plan (hereafter, the "Plans"), are accounted for under APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. The exercise price of each option granted under these Plans is at least equal to the market price of the Company's stock on the date of grant. Accordingly, no compensation has been recognized for directors and employees under these Plans. Had compensation cost for the Plans been determined based on the fair value of the options at the grant dates consistent with the method of Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation (SFAS 123), the Company's net earnings (loss) and net earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

                                                       1995          1996
                                                  -----------    ------------

Net earnings (loss)             As reported       $  (512,623)   $(15,151,342)
                                Pro forma         $  (629,521)   $(15,759,807)

Net earnings (loss) available
  to common shareholders        As reported       $  (537,467)   $(15,402,379)
                                Pro forma         $  (654,365)   $(16,010,844)

Primary and fully diluted
  earnings (loss) per share     As reported       $     (0.08)   $      (1.72)
                                Pro forma         $     (0.10)   $      (1.78)


The fair value of each option grant under SFAS 123 is estimated on the date of grant using the Black-Scholes option-pricing model. Volatility was computed based on the daily common stock high, low and close information provided by NASDAQ for the twenty days prior to the close of trading on the date of each option grant, and range from 58%-122% for options granted during 1995, and 33%-165%for options granted during 1996. Risk free rates of 6.5% for options granted with a ten year exercise period, and 6% for options granted with a three to five year exercise period were used. The forfeiture rate under the 1993 ISO Plan was assumed to be 30%, under the D&M Plan 15%, and range between 0% and 15% for options granted in connection with continuing employment agreements. In addition, valuation of 1993 ISO Plan options were reduced by 20%, and the valuation of Non-ISO Plan options were reduced by 35%, to reflect the respective transfer restrictions. The weighted average grant date fair value of options granted during 1995 and 1996, were $0.28 and $2.04, respectively.


N.      PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION (UNAUDITED)

The pro forma combined financial information, for the twelve months ended December 31, 1995 and 1996, presented below (in thousands, except for per share information), gives effect to the acquisitions of Dimensional Medicine, Inc., and Collaborative Medical Systems, Inc., as though they were effective at the beginning of those periods. The pro forma information may not be indicative of the results that would have occurred if the acquisition had been effective on these dates, or of results that may be obtained in the future.

                                               TWELVE MONTHS ENDED DECEMBER 31,
                                                         (UNAUDITED)

                                                    1995          1996
                                                  -------       --------
      Total operating revenues                    $23,086       $ 26,209
      Operating income (loss)                        (354)       (16,422)
      Net earnings (loss)                            (603)       (16,230)
      Net earnings (loss) available for
       common shareholders                           (628)       (16,481)

      Net earnings (loss) per common share           (.08)         (1.66)

O.      SUBSEQUENT EVENT

On March 17, 1997 the Company signed a Letter of Intent agreeing in principle to acquire all of the outstanding common shares of Dynacor, Inc. ("Dynacor"), of Apple Valley, Minnesota, in exchange for 250,000 shares of the Company's common stock. The transaction is expected to be accounted for as a pooling of interest and is subject to definitive agreements and approvals of the Dynacor shareholders and the Boards of both companies.


P.      UNAUDITED QUARTERLY INFORMATION

Quarterly operating results are summarized as follows (in thousands, except per share data):

                               THREE MONTHS ENDED
                               (UNAUDITED)

1995                           MARCH 31    JUNE 30     SEPT. 30    DEC. 31
----                           --------    -------     --------    --------

Total Operating Revenues        $2,234      $2,267      $2,213     $  2,172

Operating Income (Loss)           (366)       (136)        252           89

Net Earnings (Loss)               (443)       (262)        148           44

Net Earnings (Loss) Per Share     (.07)       (.04)        .02          .01

Shareholders' Equity               674         417         566        4,064

                               THREE MONTHS ENDED
                               (UNAUDITED)
                                             (1)          (1)       (1)(2)
1996                           March 31    JUNE 30     SEPT. 30    DEC. 31
----                           --------    -------     --------    --------
Total Operating Revenues        $2,310      $4,008      $4,220     $  6,032

Operating Income (Loss)           (324)        (93)       (140)     (14,644)

Net Earnings (Loss)               (367)       (155)       (244)     (14,385)

Net Earnings (Loss) Per Share     (.06)       (.02)      (0.05)       (1.59)

Shareholders' Equity             3,673       3,597      12,310       19,486

(1)  Results include acquisition of Dimensional Medicine, Inc. on May 1, 1996.
(2) Results include acquisition of Collaborative Medical Systems, Inc. on December 17, 1996, and a non-recurring write off of in process research and development of $15,058,000.

                          INDEPENDENT AUDITORS' REPORT






The Board of Directors
Dynamic Healthcare Technologies, Inc.:


We have audited the accompanying consolidated balance sheets of Dynamic Healthcare Technologies, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Healthcare Technologies, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                        /s/ KPMG PEAT MARWICK LLP
                                        -------------------------
                                            KPMG PEAT MARWICK LLP



Orlando, Florida
March 17, 1997


                                                   CORPORATE INFORMATION
                                                    BOARD OF DIRECTORS


            DAVID M. POMERANCE                                                           MITCHEL J. LASKEY, C.P.A.
                Chairman                                                            President and Chief Executive Officer
 Dynamic Healthcare Technologies, Inc.                                              Dynamic Healthcare Technologies, Inc.

             JERRY L. CARSON                                                                  THOMAS J. MARTINSON
      Executive Vice President and                                                                 President
         Chief Financial Officer                                                            Martinson & Company, Ltd.
           Evans Enterprises

             BRET R. MAXWELL                                                                     DANIEL RAYNOR
            Managing Director                                                                   Managing Partner
             First Analysis                                                                    The Argentum Group

                                                   RICHARD W. TRUELICK
                                                        President
                                                   Truelick Associates


                                                        OFFICERS

           DAVID M. POMERANCE                                                                MITCHEL J. LASKEY, C.P.A.
         Chairman of the Board                                                           President and Chief Executive Officer
               Secretary                                                                             Treasurer

            NIKHIL A. BHATT                                                                        PAUL S. GLOVER
         Senior Vice President                                                                Vice President of Finance
        Chief Technical Officer                                                                Chief Financial Officer

           STEVEN J. AKERSON                                                                      PHILIP R. KNEELAND
             Vice President                                                                          Vice President
               Operations                                                                         Advanced Technology

             MARY LU LANDER                                                                        MATTHEW P. LAWTON
             Vice President                                                                          Vice President
               Marketing                                                                                  Sales

                                                  LINDA A. MOLINE, R.R.A.
                                                      Vice President
                                                   Professional Services


             TRANSFER AGENT                                                                       INDEPENDENT AUDITORS
      Norwest Bank Minnesota, N.A.                                                                KPMG Peat Marwick, LLP
       161 North Concord Exchange                                                          111 North Orange Avenue, Suite 1600
       St. Paul, Minnesota 55075                                                                  Orlando, Florida 32801
             (612)450-4064                                                                             (407)423-3426

                                                       LEGAL COUNSEL
                                        Cohen, Berke, Bernstein, Brodie & Kondell, P.A.
                                                  2601 S. Bayshore Drive
                                                  Miami, Florida 33133-5460
                                                      (305)854-5900


                            STOCK TRADING INFORMATION



The Common Stock of Dynamic Healthcare Technologies, Inc. is traded on the NASDAQ National Market System under the NASDAQ symbol DHTI.

                            COMMON STOCK INFORMATION

The number of stockholders of record of the Company's Common Stock on March 10, 1997, was approximately 4,950. High and low bid quotations for the Common Stock for the last eight quarters are presented below:

                                        1995                      1996
      QUARTER ENDED               HIGH         LOW          HIGH        LOW

      March 31                 $ 1.3750      $.8750       $2.625       $1.750
      June 30                    1.0000       .8750        7.625        2.250
      September 30               1.0000       .6250        7.625        3.750
      December 31                2.3125       .8750        6.125        3.875

The foregoing quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.


                  ANNUAL REPORT ON FORM 10-K, WITHOUT EXHIBITS

Dynamic Healthcare Technologies, Inc.'s annual filing with the Securities and Exchange Commission (Form 10-K) is available upon request without charge to shareholders by writing to:

                                 Gail E. Carter
                          Investor Services Department
                      Dynamic Healthcare Technologies, Inc.
                          101 Southhall Lane, Suite 210
                             Maitland, Florida 32751
                                 (407) 875-9991



                                 ANNUAL MEETING

The Annual Meeting of Shareholders of Dynamic Healthcare Technologies, Inc. will be held on June 3, 1997, in Maitland, Florida.

                         INDEPENDENT AUDITORS' CONSENT
                         -----------------------------

The Board of Directors
Dynamic Healthcare Technologies, Inc.:

We consent to incorporation by reference in the registration statements (No. 33-72684 and 33-72764) on Form S-8 of Dynamic Healthcare Technologies, Inc. of our reports dated March 17, 1997, related to the consolidated balance sheets of Dynamic Healthcare Technologies, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and related schedule, which reports are incorporated by reference in the December 31, 1996 annual report on Form 10-K of Dynamic Healthcare Technologies, Inc.

                                          /s/ KPMG PEAT MARWICK LLP
                                          -------------------------
                                              KPMG PEAT MARWICK LLP


Orlando, Florida
March 25, 1997